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February 16, 2011
Via EDGAR and Federal Express
Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	Microfluidics International Corporation
Schedule TO-T Filed January 25, 2011
Filed by Nano Merger Sub, Inc. and IDEX Corporation
Amendment No. 1 to Schedule TO-T
Filed January 28, 2011
SEC File No. 005-35850
Dear Ms. Duru:
     Nano Merger Sub, Inc. (the “Purchaser”) and IDEX Corporation (“IDEX”) have filed today via EDGAR Amendment No. 2 (the “Amendment”) to the above-referenced Tender Offer Statement on Schedule TO (which, together with the Amendment, Amendment No. 1 and any subsequent amendments and supplements thereto, collectively constitute the “Schedule TO”). We have enclosed three courtesy copies of the Amendment for your review.
     On behalf of the Purchaser and IDEX, we are responding to your comment letter dated February 2, 2011 with respect to the Schedule TO. Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Schedule TO. For your convenience, the comments of the staff (the “Staff”) of the Securities and Exchange Commission are reproduced below in bold type and are followed by the Purchaser’s and IDEX’s responses.

Mellissa Campbell Duru, Esq.
February 16, 2011

Schedule TO-T
Exhibit 99(A)(1)(A): Offer to Purchase
The Offer, page 10
Terms of the Offer, page 10
1.	We note your statement that any extension, delay, termination, waiver or amendment of the offer will be followed as promptly as practicable by public announcement if required. Please revise the reference to “promptly as practicable” to conform to the requirements of Exchange Act Rules 14d-3(b)(l), and 14d-4(d)(1).

Response: The Purchaser and IDEX have revised the disclosure to clarify that any extension, delay, termination, waiver or amendment of the offer will be followed promptly by public announcement. Please see paragraph (1) of the Amendment under the heading “Amendments to the Offer to Purchase.”
Background of the Offer; Past Contacts, Negotiations and Transactions, page 26
2.	Consistent with the requirements set forth in Item 5 of Schedule TO and corresponding Item 1005(b) of Regulation M-A, supplement the disclosure in this section to describe in greater detail all negotiations amongst the parties that were related to the terms of the Agreement Concerning Debenture and the Strategic Collaboration Agreement. Specifically, please provide further detail of discussions regarding the reduction in the offer price resulting from such negotiations and any “other concessions” agreed upon by IDEX and the company as a result of negotiations with Celgene Corporation and its affiliates.

Response: The Purchaser and IDEX have revised the disclosure to provide further detail of discussions regarding the reduction in the offer price resulting from such negotiations and any “other concessions” agreed upon by IDEX and the company as a result of negotiations with Celgene Corporation and its affiliates. Please see paragraph (2) of the Amendment under the heading “Amendments to the Offer to Purchase.”
Representations and Warranties, page 38
3.	Notwithstanding your inclusion of language warning shareholders of the limitations of reliance on certain assertions embodied in the merger agreement, please confirm your understanding that you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the filing not misleading.

Response: The Purchaser and IDEX confirm their understanding that they are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the filing not misleading.

Mellissa Campbell Duru, Esq.
February 16, 2011

Conditions of the Offer, page 56
4.	Please refer to conditions listed in the third, fourth and fifth full bullet points on page 56. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The determination of whether Microfluidics has failed to comply with or perform in any material respect with the representations and warranties and/or agreements and covenants in the Merger Agreement, and the determination of whether any failure to do so has been sufficiently cured, appears to be left to the sole determination of the filing persons/bidders. Given that the filing persons have reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the filing persons have created the implication that they may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited condition to include an objective standard, such as a standard of reasonableness, against which the filing persons’ discretion may be judged.

Response: The Purchaser and IDEX respectively submit that they believe the conditions listed in the third, fourth and fifth full bullet points on page 56 of the Offer to Purchase are customary conditions in this type of transaction and are not contrary to any U.S. federal securities law or regulation. The Purchaser and IDEX believe that Microfluidics’ compliance with or performance of its representations and warranties and/or agreements and covenants in the Merger Agreement is objectively verifiable both as a matter of fact and as a matter of law. The question as to whether a party has complied with or performed its representations and warranties and/or agreements and covenants under a contract is subject to the principles of contract interpretation and construction under Delaware law, which governs the Purchaser’s and IDEX’s interpretations with respect to the satisfaction of the conditions to the Offer pursuant to the Merger Agreement. In no manner, whether express or implied, is this condition left to the sole determination of the Purchaser and IDEX. Indeed, this condition is no different than any of the other conditions with respect to the ability to objectively verify that the condition has been satisfied in accordance with applicable law. Accordingly, the Purchaser and IDEX have revised the disclosure to clarify that their interpretation of the tender offer conditions is subject to principles of contract interpretation and construction under Delaware law. Please see paragraph (3) of the Amendment under the heading “Amendments to the Offer to Purchase.”

5.	The paragraph on page 57 following the specified conditions states that the foregoing conditions are in addition to, and not a limitation of, the rights of the filing persons to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement. This language suggests that you have not provided a materially complete description of the offer conditions in the offer to purchase. Please revise to disclose any additional offer conditions that you have omitted, and to clarify that you will terminate the offer only pursuant to the specific disclosed conditions described in the offer to purchase. Also disclose how you would inform

Mellissa Campbell Duru, Esq.
February 16, 2011

security holders of such termination. Refer generally to Section 14(e) of the Exchange Act.

Response: There are no conditions to the Offer other than those set forth in the Offer to Purchase. The Purchaser and IDEX have revised the disclosure to clarify that the rights of IDEX and the Purchaser to extend, terminate and/or modify the Offer are described in Section 1— “Terms of the Offer,” and that any extension, amendment or termination of the Offer will be followed promptly by public announcement consistent with the requirements of the SEC, as described in Section 1 — “Terms of the Offer.” See paragraph (4) of the Amendment under the heading “Amendments to the Offer to Purchase.”

6.	The first sentence of the final paragraph of this section states that “from time to time” you may waive any tender offer condition, or amend, modify or supplement any of the tender offer conditions or terms of the Offer. Please revise to indicate that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of expiration of the offer as opposed to “from time to time.”

Response: The Purchaser and IDEX have revised the disclosure to state that each of the conditions to the Offer may only be asserted or waived at any time at or prior to the Expiration Date. See paragraph (4) of the Amendment under the heading “Amendments to the Offer to Purchase.”

7.	When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language on page 57 seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Response: The Purchaser and IDEX confirm their understanding that the failure to assert a condition to the Offer that is not satisfied at or prior to the Expiration Date constitutes a waiver of that condition and that, depending on the materiality of the waived condition and the number of days remaining in the Offer, the Purchaser and IDEX may be required to extend the Offer and/or re-circulate new disclosure to stockholder. The Purchaser and IDEX confirm their understanding that they may not simply fail to assert a triggered condition to the Offer and thus effectively waive it without officially doing so.

8.	When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Mellissa Campbell Duru, Esq.
February 16, 2011

Response: The Purchaser and IDEX confirm their understanding that when a condition to the Offer is triggered by events that occur during the offer period and prior to the Expiration Date, the Purchaser and IDEX will inform stockholders promptly of whether or not a condition to the Offer has been waived, rather than wait until the Expiration Date, unless such condition is one where satisfaction of the condition may be determined only upon expiration.
Additionally, at the Staff’s request, this letter constitutes an acknowledgement on behalf of the Purchaser and IDEX that:
•	the Purchaser and IDEX are responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and

•	the Purchaser and IDEX may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
       With respect to Purchaser’s and IDEX’s responses to the foregoing comments, the Purchaser’s and IDEX’s revisions to the Schedule TO and the Offer to Purchase should not be deemed to constitute an admission that any of the information included in the Schedule TO or the Offer to Purchase in response to such comments is material.
*      *      *      *      *

Mellissa Campbell Duru, Esq.
February 16, 2011

     If you have any questions regarding the foregoing responses or the enclosed Amendment or need additional information, please do not hesitate to contact me at (312) 876-7666 or Shaun D. Hartley at (312) 876-6559.

Sincerely,
/s/ Mark D. Gerstein
Mark D. Gerstein
of LATHAM & WATKINS LLP

Enclosures

cc:	Frank J. Notaro, IDEX Corporation Shaun D. Hartley, Latham & Watkins LLP